Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross upgraded by Moody’s to investment grade

Toronto, Ontario – March 3, 2020 – On March 2, 2020, Moody’s Investor Service (“Moody’s”) announced that it upgraded Kinross Gold Corporation’s credit rating (TSX:K; NYSE:KGC) to investment grade. Kinross’ senior unsecured notes rating was upgraded to Baa3 from Ba1, with a stable outlook.

Kinross now has investment grade credit ratings from Moody’s, S&P Global Ratings and Fitch Ratings, all three rating agencies that rate the Company’s debt.

Moody’s noted that the upgrade was due to Kinross’ cash cost being in line with investment grade peers, steady production and conservative financial policies.

Kinross’ total liquidity at December 31, 2019 was more than $2 billion, including cash and cash equivalents of $575 million and available credit of approximately $1.5 billion.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corporation

www.kinross.com